Registration Statement No. 333-217200

Filed Pursuant to Rule 433

December 11, 2019

MicroSectors Launches First Leveraged Cannabis-Linked Exchange Traded Product in the U.S.

MJO, a 2x leveraged ETN, and MJJ, an unleveraged ETN, seek to provide targeted exposure to the North American cannabis industry

New York, NY, December 11, 2019—REX Shares, LLC (REX) today added to its MicroSectors™ lineup with the launch of MJO, the first leveraged exchange-traded product in the U.S. linked to the cannabis industry. MJO, an Exchange-Traded Note (ETN), is linked to MSMJ, the Indxx MicroSectors™ North American Cannabis Index, and will seek to provide 2x leveraged exposure to the Index.

In addition, REX announced the launch of MJJ, a 1x version of the Exchange Traded Notes linked to the Index. The MicroSectors Cannabis 2x Leveraged ETN (symbol: MJO) and MicroSectors Cannabis Index ETN (symbol: MJJ) started trading today on NYSE Arca. The ETNs are senior, unsecured obligations issued by the Bank of Montreal.

The Index provides a quarterly IPO review for new issuances and a quarterly review for stocks facing potential regulatory bars to engaging in the cannabis industry. The Index selects U.S. and Canadian constituents from five key sub-themes: Cultivator, Pharmaceuticals, Testing & Analytics, Industrial Hemp, and Ancillary. Companies are screened as either pure play or quasi play depending on the percentage of revenue that is derived from Cannabis.

REX sees large demand for ETNs in this sector. “We created the MicroSectors lineup to innovate the ETP landscape and launch ‘first of’ products like this first 2x Cannabis ETN in the United States,” said Scott Acheychek, President of REX. “BMO has been a great partner and we enjoyed working with Indxx for the first time on this index. We are all thrilled to launch these ETNs. They represent a tremendous step forward for cannabis stock investing and trading, and we believe they are providing many U.S. investors with the targeted North American cannabis industry exposure they’re looking for.”

As the first leveraged exchange-traded cannabis product available in the U.S., MJO opens up new trading possibilities for sophisticated investors. “We’re particularly excited about providing U.S. tactical investors with daily 2x leveraged exposure to the cannabis industry,” Acheychek continued. “We think it will serve as a valuable additional tool in investors’ trading toolkits.”

Disclosures

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters. Investors should read the applicable offering documents described below, and in particular, the risk factors set forth therein, prior to making an investment decision.

The 2x ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis, as described in the applicable pricing supplement.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including certain pricing supplements, product supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about each of the offerings to which this press release relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement, prospectus supplement andprospectus if so requested by calling toll-free at 1-877-369-5412.

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About REX

REX launched the MicroSectors™ brand in 2018 with FANG+ linked ETNs, and has expanded to include U.S. Big Banks, U.S. Big Oil & Dorsey Wright MLP Index linked ETNs. For more information, please visit www.microsectors.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $852 billion as of October 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

RELATED LINKS

https://www.rexshares.com/

www.bmo.com

Indxx, LLC ("Indxx") is the licensor of the Index. The ETNs are not sponsored, endorsed, promoted or sold by Indxx in any way, and Indxx makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Indxx does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Indxx's obligations to its licensees, Indxx reserves the right to change the methods of calculation or publication of the Index, and Indxx shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Indxx shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

MicroSectors™ and REX™ are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, "REX Index Parties"). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties' only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.

SOURCE BMO Financial Group

Related Links

www.bmo.com